As filed with the Securities and Exchange Commission on September 13, 2001



                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act


                       LEGG MASON TOTAL RETURN TRUST, INC.
                               (Name of Applicant)

                                File No. 811-4308
                (Securities and Exchange Commission File Number)

                                100 Light Street
                            Baltimore, Maryland 21202
                     (Address of Principal Executive Office)


                   Copies of all communications and orders to:

                               Marc R. Duffy, Esq.
                      Legg Mason Wood Walker, Incorporated
                                100 Light Street
                            Baltimore, Maryland 21202

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I.       GENERAL IDENTIFYING INFORMATION

1.       Reason   fund  is  applying  to   deregister   (check  ONLY  ONE;   for
         descriptions, SEE Instruction 1 above):

         [X ]     Merger
         [  ]     Liquidation
         [  ]     Abandonment   of   Registration    (Note:    Abandonments   of
                  Registration  answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [  ]     Election of status as a Business  Development  Company  (Note:
                  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:     Legg Mason Total Return Trust, Inc.

3.       Securities and Exchange Commission File No. 811-4308

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

                  [X]    Initial Application          [  ]     Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

                  100 Light Street
                  Baltimore, MD 21202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Marc R. Duffy, Esq.
                  Legg Mason Wood Walker, Incorporated
                  100 Light Street
                  Baltimore, MD 21202
                  (410) 454-5313

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2):

                  Marie K. Karpinski
                  Legg Mason Funds Accounting
                  100 Light Street
                  Baltimore, MD 21202
                  (410) 454-2790

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

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

8.       Classification of fund (check only one):

                  [X ]     Management company;
                  [  ]     Unit investment trust; or
                  [  ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [X]      Open-end         [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

                  The fund was organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Since August 1, 2000:                    Prior to August 1, 2000:
         Legg Mason Funds Management, Inc.        Legg Mason Fund Adviser, Inc.
         100 Light Street                         100 Light Street
         Baltimore, MD  21202                     Baltimore, MD  21202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

                  Legg Mason Wood Walker, Incorporated
                  100 Light Street
                  Baltimore, MD 21202

13.      If the fund is a unit investment trust ("UIT") provide:  Not Applicable

                  (a)      Depositor's name(s) and address(es):
                  (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [  ]     Yes              [X]      No

                  If yes, for each UIT state:   Not Applicable
                  Name(s):
                  File No:
                  Business Address:

15.      (a)      Did the  fund  obtain  approval  from the  board of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [  ]     No

                  If Yes, state the date on which the board vote took place:

                           February 7, 2001

                  If No, explain:

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

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration:

                  [X]      Yes              [  ]     No

                  If Yes, state the date on which the shareholder vote took
                  place:   May 17, 2001

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X]      Yes              [  ]     No

         (a) If yes, list the date(s) on which the fund made those distributions:

                  June 14, 2001

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes              [  ]     No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [X]      Yes              [  ]     No

         (d)      If  No  to  (b)  or  (c)   above,   describe   the  method  of
                  distributions  to  shareholders.   For  Mergers,  provide  the
                  exchange ratio(s) used and explain how it was calculated:

                           Not applicable.

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                           Not applicable.

17.      CLOSED-END FUNDS ONLY:

         Has the fund issued senior securities?   Not Applicable

                  [  ]     Yes              [  ]     No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders and distributions to other shareholders:

                  Not Applicable

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

                  [X]      Yes              [  ]     No

         (a) If No, how many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

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

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]     Yes              [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?

                  [  ]     Yes              [X]      No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [  ]     Yes              [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ]     Yes              [X]      No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses  incurred in  connection  with the Merger or
                  Liquidation:

                  (i)   Legal expenses                                 $ 60,098

                  (ii)  Accounting expenses                            $  6,562

                  (iii) Other expenses (list and identify separately):

                                 Printing:                             $ 26,736
                                 Proxy solicitation:                   $ 26,766
                                 Proxy mailing:                        $ 48,586
                                 Shareholder meeting                   $      0
                                 Miscellaneous                         $      0

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                  (iv)  Total expenses(sum of lines (i)-(iii) above:   $168,748

         (b)      How were those expenses allocated?

                  100% to Legg Mason Wood Walker, Incorporated and/or its affiliates

         (c)      Who paid those expenses?

                  Legg Mason Wood Walker, Incorporated and/or its affiliates

         (d)      How did the fund pay for unamortized expenses (if any)?

                  Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ]     Yes              [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [  ]     Yes              [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ]     Yes              [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                           Legg Mason American Leading Companies Trust, a series of Legg Mason Investors Trust, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                           File No. 811-7692

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

         (c) If the merger or reorganization agreement has been filed with the Commission, state the number(s), form type used and date the agreement was filed:

                           File Number:     333-56130
                           Form Type:       N-14AE
                           Date Filed:      February 23, 2001

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                           Not applicable.





                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Legg Mason Total Return Trust, Inc., (ii) he is the Vice President and Secretary of Legg Mason Total Return Trust, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


Date:  September 13, 2001                   /s/  Marc R. Duffy
                                            -----------------------------------
                                            Marc R. Duffy
                                            Vice President and Secretary
                                            Legg Mason Total Return Trust, Inc.



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